J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282

Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Susan Block

April 20, 2020

Re:	Tradeweb Markets, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Tradeweb Markets Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it comes effective at 4:30 PM, Eastern Time, on April 22, 2020 or soon thereafter as practicable, or at such other time as the Company or its outside counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 20, 2020:

i.	Date of distribution: April 20, 2020 through the date hereof

ii.	Number of prospective underwriters to which the preliminary prospectus was furnished: 5

iii.	Number of prospectuses furnished to investors: approximately 1,000

iv.	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: 50

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended

Very truly yours,

J.P. MORGAN SECURITIES LLC
BARCLAYS CAPITAL INC.
CITIGROUP GLOBAL MARKETS INC.
GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC

Acting on behalf of itself and the several underwriters

2

By:	J.P. Morgan Securities LLC

By:	/s/ Michael Rhodes
	Name:	Michael Rhodes
	Title:	Vice President

[Signature Page to Acceleration Request (Underwriters)]

By:	Barclays Capital Inc.

By:	/s/ Geoffrey Feldkamp
	Name:	Geoffrey Feldkamp
	Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]

By:	Citigroup Global Markets Inc.

By:	/s/ Adi Jayaraman
	Name:	Adi Jayaraman
	Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]

By:	Goldman Sachs & Co. LLC

By:	/s/ Erich Bluhm
	Name:	Erich Bluhm
	Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]

By:	Morgan Stanley & Co. LLC

By:	/s/ Kyle McDonnell
	Name:	Kyle McDonnell
	Title:	Executive Director

[Signature Page to Acceleration Request (Underwriters)]